Exhibit 99.3

THIRD SUPPLEMENTAL INDENTURE

Dated as of April 13, 2015

Among

POSTMEDIA NETWORK INC., as Issuer

and

POSTMEDIA NETWORK CANADA CORP., as Guarantor

and

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

and

COMPUTERSHARE TRUST COMPANY OF CANADA, as Collateral Agent

8.25% SENIOR SECURED NOTES DUE 2017

Third Supplemental Indenture (this “Supplemental Indenture”), dated as of April 13, 2015, by and among, POSTMEDIA NETWORK INC., a corporation amalgamated under the Canada Business Corporations Act, as issuer (“PNI”), POSTMEDIA NETWORK CANADA CORP., a corporation incorporated under the Canada Business Corporations Act, as guarantor (the “Guarantor”), 1576626 ONTARIO INC. (“1576626”) and 7731558 CANADA INC. (“7731558” and together with 1576626, each a “Guaranteeing Subsidiary”, and collectively, the “Guaranteeing Subsidiaries”) and COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee (the “Trustee”), and COMPUTERSHARE TRUST COMPANY OF CANADA, as collateral agent (the “Collateral Agent”).

W I T N E S S E T H

WHEREAS, each of the predecessor to PNI and the Guarantor has heretofore executed and delivered to the Trustee an indenture (the “Original Indenture”), dated as of August 16, 2012, providing for the issuance of an unlimited aggregate principal amount of 8.25% Senior Secured Notes due 2017 (the “Notes”) as amended and supplemented by the first supplemental indenture dated as of October 31, 2014 (the “First Supplemental Indenture”) and the second supplemental indenture dated as of the date hereof (the “Second Supplemental Indenture, and together with the Original Indenture and the First Supplemental Indenture, the “Indenture”).

AND WHEREAS immediately prior to entering into this Supplemental Indenture, Postmedia Network Inc. (as it existed before the amalgamation, the “Original Issuer”) amalgamated with 7717415 Canada Inc. (f/k/a Quebecor Media Printing Inc.) to form PNI and continue under the name “Postmedia Network Inc.”.

AND WHEREAS the Indenture provides that under certain circumstances each Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which such Guaranteeing Subsidiary shall unconditionally guarantee all of the Issuer’s Obligations under the Notes and the Indenture and any other Secured Obligations on the terms and conditions set forth herein and under the Indenture (the “Guarantee”);

AND WHEREAS, pursuant to the Indenture, the Trustee and the Collateral Agent are authorized to execute and deliver this Supplemental Indenture.

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Supplemental Indenture by the Issuer, to make this Supplemental Indenture effective and binding upon PNI.

AND WHEREAS the foregoing recitals are made as representations and statements of fact by PNI and not by the Trustee.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Secured Parties as follows:

ARTICLE 1

INTERPRETATION

Section 1.01 Definitions

Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture:

Section 1.02 General Rule

Subject to the terms and conditions herein contained, the Indenture is hereby amended to the extent necessary to give effect to the provisions of this Supplemental Indenture and to incorporate the provisions of this Supplemental Indenture into the Indenture.

ARTICLE 2

CONFIRMATION OF OBLIGATIONS

Section 2.01 Confirmation

PNI hereby:

(a) ratifies and confirms its obligations under the Notes (including Additional Notes), the Indenture, the Collateral Documents (as applicable) and the Intercreditor Agreements and confirms and agrees that the Notes (including Additional Notes), the Indenture, the Collateral Documents (as applicable) and the Intercreditor Agreements: (i) continues in full force and effect and has not been terminated discharged or released; and (ii) is a legal, valid and binding obligation of PNI enforceable against it under the laws governing the applicable document in accordance with its terms, subject to applicable bankruptcy insolvency and other laws of general application limiting the enforceability of creditors rights;

(b) acknowledges, confirms and agrees that:

(i) all security granted by the Original Issuer in the Collateral in favour of the Collateral Agent pursuant to the Collateral Documents, continues in full force and effect in favour of the Collateral Agent, enforceable in accordance with its terms, with the same priority and secures payment and performance by it of all the Obligations under the Indenture; and

(ii) for the purposes of the definition of “Secured Obligations” in the Indenture, Note Obligations includes Obligations under the Additional Notes.

ARTICLE 3

GUARANTEE

Each Guaranteeing Subsidiary hereby agrees to be a Guarantor under the Indenture and to be bound by the terms of the Indenture applicable to Guarantor, including Article 11 thereof.

ARTICLE 4

MISCELLANEOUS PROVISIONS

Section 4.01 Supplemental to the Note Indenture

This Supplemental Indenture is supplemental to the Indenture and the Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Notes (including Additional Notes) as if all the provisions of the Indenture and this Supplemental Indenture were combined in one instrument. This Supplemental Indenture shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Section 1.03 of the Indenture. The Indenture is and shall remain in full force and effect with regards to all matters governing the Notes (including Additional Notes), except as modified or supplemented by this Supplemental Indenture. Notwithstanding the foregoing, in the event any term or provision contained herein shall conflict with or be inconsistent with any term or provision of the Indenture, the terms and provisions of this Supplemental Indenture shall govern, but for greater certainty this paramountcy clause shall not be operative with respect to any other Supplemental Indenture executed after the date hereof and all such Supplemental Indentures shall be interpreted in a manner consistent with each other.

Section 4.02 Future Reference to the Note Indenture

On and after the date of this Supplemental Indenture, each reference in the Indenture to “this Indenture”, “hereunder”, “hereof”, “herein” or words of like import referring to the Indenture, and each reference in any related document to the Indenture, “thereunder”, “thereof”, “therein” or words of like import referring to the Indenture shall mean and be a reference to the Indenture as amended hereby. The Indenture, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

Section 4.03 Governing Law

THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

Section 4.04 Waiver of Jury Trial

EACH OF THE GUARANTEEING SUBSIDIARIES, THE ISSUER, THE COLLATERAL AGENT AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE INDENTURE, THE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 4.05 Counterparts

The parties may sign any number of copies of this Supplemental Indenture. Each signed copy (whether by original, facsimile or other electronic method of transmission) shall be considered an original, but all of them together represent the same agreement.

Section 4.06 Headings

The headings of the Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

[Signatures on following page]

IN WITNESS WHEREOF the parties hereto have caused this Supplemental Indenture to be executed on their behalf, effective as of the day and year first written above.

POSTMEDIA NETWORK INC., as Issuer

By:	“Douglas Lamb”
	Name:	Douglas Lamb
	Title:	Chief Financial Officer and
Executive Vice President

By:	“Jeffrey Haar”
	Name:	Jeffrey Haar
	Title:	Executive Vice President, Legal
and General Counsel

POSTMEDIA NETWORK CANADA CORP., as Guarantor

By:	“Douglas Lamb”
	Name:	Douglas Lamb
	Title:	Chief Financial Officer and
Executive Vice President

By:	“Jeffrey Haar”
	Name:	Jeffrey Haar
	Title:	Executive Vice President, Legal
and General Counsel

Supplemental Indenture (First Lien Notes Indenture)

1576626 ONTARIO INC.

Per:	“Jeffrey Haar”
	Name:	Jeffrey Haar
	Title:	President and Secretary

7731558 CANADA INC.

Per:	“Jeffrey Haar”
	Name:	Jeffrey Haar
	Title:	President and Secretary

Supplemental Indenture (First Lien Notes Indenture)

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee and Collateral Agent

By:	“Judith Sebald”
	Name:	Judith Sebald
	Title:	Corporate Trust Officer

By:	“Danny Snider”
	Name:	Danny Snider
	Title:	Corporate Trust Officer

Supplemental Indenture (First Lien Notes Indenture)